BRIGHTEC, INC.
                       8C Pleasant Street South, 1st Floor
                             South Natick, MA 01760

                                                    April 15, 2009


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Registration Statement on Form SB-2 of Brightec, Inc. (File No. 333-144376)


Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-144376 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 6, 2007. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Patrick Planche at (508) 647-9710. Thank you for your assistance.


                                       /s/ Patrick Planche
                                       -----------------------------------------
                                       Name:  Patrick Planche
                                       Title: President and Chief Executive
                                              Officer